UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

CONSOLIDATED FINANCIAL STATEMENTS

PAN AMERICAN GOLD CORPORATION
(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2005, 2004 AND 2003

1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2. CONSOLIDATED STATEMENTS OF OPERATIONS

3. CONSOLIDATED BALANCE SHEETS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

6. NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Pan American Gold Corporation

We have audited the accompanying consolidated balance sheets of Pan American Gold Corporation as at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pan American Gold Corporation as at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 28, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 28, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 28, 2006

Pan American Gold Corporation

(an Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

	2005	2004	2003

EXPENSES

Consulting	$210,504	$359,258	$32,500
Legal	24,613	71,742	13,862
Accounting	38,098	29,194	12,875
Filing fees	21,163	20,411	17,154
Rent, office and administration	5,940	18,048	10,131
Travel and promotion	-	13,559	-
Transfer agent	-	5,807	6,814
Interest and bank charges	836	3,402	8,875

	(301,154)	(521,421)	(102,211)
OTHER INCOME (EXPENSES)

Partnership income	-	204,402	-
Foreign exchange gain	3,862	56,504	-
Interest earned	93	151	26
Write-off of advances	-	(18,054)	-
Interest on promissory note	(137,057)	(149,893)	-
Resource properties written-off	(62,081)	(554,261)	(7,500)
Gain on forgiveness of debt	-	-	5,310
Refund of previously written off bond	4,455	-	-

	(190,728)	(461,151)	(2,164)

LOSS BEFORE INCOME TAXES	(491,882)	(982,572)	(104,375)

FUTURE INCOME TAX RECOVERY	63,804	-	-

NET LOSS	$(428,078)	(982,572)	(104,375)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.01)	(0.03)	(0.00)

WEIGHTED AVERAGE NUMBER OF ISSUED SHARES
USED TO COMPUTE NET LOSS PER SHARE	34,706,618	32,775,811	28,358,659

2

Pan American Gold Corporation

(an Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004	Expressed in Canadian dollars

	2005	2004

ASSETS

Current
Cash	$3,693	84,559
Other receivables	1,700	33,830
Deposits	-	18,951

Total current assets	5,393	137,340

Reclamation bond	-	36,114
Investment in limited partnership [Note 4]	2,926,910	2,926,910
Resource properties [Note 5]	318,399	328,209

Total assets	$3,250,702	3,428,573

LIABILITIES

Current
Accounts payable and accrued expenses	$90,926	8,321
Loans payable [Note 6]	-	43,500

Total current liabilities	90,926	51,821

Promissory note [Note 4]	3,134,515	2,923,968

Total liabilities	3,225,441	2,975,789

SHAREHOLDERS' EQUITY

Share capital [Note 7]	8,075,829	7,446,962
Contributed surplus	220,820	156,461
Share subscriptions [Note 7]	-	692,671
Deficit	(8,271,388)	(7,843,310)

Total shareholders' equity	25,261	452,784

Total liabilities and shareholders' equity	$3,250,702	3,428,573

APPROVED ON BEHALF OF THE BOARD:

"Steve Bajic"                                                                                                                                                 "Michael Sweatman"

Director	Director

3

Pan American Gold Corporation

(an Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

	2005	2004	2003

OPERATIONS

Net loss	$(428,078)	(982,572)	(104,375)
Items not involving cash:
Resoucre properties written-off	62,081	554,261	7,500
Stock-based compensation	64,359	186,641	-
Interest on promissory note	137,057	149,893	-
Write-off of advances	-	18,054	-
Write-off of other asset	-	10,574	-
Partnership income	-	(152,835)	-
Gain on forgiveness of debt	-	-	(5,310)
Recovery of income tax	(63,804)	-	-

	(228,385)	(215,984)	(102,185)
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	32,130	(16,779)	(1,063)
Decrease (increase) in deposits	18,951	(18,951)	-
Increase (decrease) in accounts payable and accrued expenses	82,605	(70,088)	49,804

Cash used in operating activities	(94,699)	(321,802)	(53,444)

INVESTING

Cash acquired from business combination	-	322,191	-
Increase in advances	-	(18,054)	-
Decrease (increase) in reclamation bonds	36,114	(36,114)	-
Increase in resource properties	(52,271)	(553,487)	(7,619)

Cash used in investing activities	(16,157)	(285,464)	(7,619)

FINANCING
Increase in share subscriptions	-	692,671	-
Increase in shares issued	-	3,333	-
Increase in promissory notes	73,490	-	-
Increase (decrease) in loans payable	(43,500)	(6,908)	50,408

Cash provided by financing activities	29,990	689,096	50,408

Increase (decrease) in cash	(80,866)	81,830	(10,655)

Cash, beginning of year	84,559	2,729	13,384

CASH, end of year	$3,693	84,559	2,729

4

Pan American Gold Corporation

(an Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

	Common		Contributed	Share	Deficit Accumulated During the Exploration
	Shares	Amount	Surplus	Subscriptions	Stage	Total

Balance, December 31, 2002	3,372,872	$5,783,259	$2,000	$-	$(6,756,363)	$(971,104)

2003
Common shares issued for debt settlement	986,467	986,467	-	-	-	986,467
Net loss	-	-	-	-	(104,375)	(104,375)

Balance, December 31, 2003	4,359,339	6,769,726	2,000	-	(6,860,738)	(89,012)

2004
7:1 share split	26,156,034	-	-	-	-	-
Common shares issued for business acquisition	3,370,000	641,723	-	-	-	641,723
Common shares issued for cash- stock options exercised	166,666	3,333	-	-	-	3,333
Share subscriptions received	-	-	-	692,671	-	692,671
Stock-based compensation	-	-	186,641	-	-	186,641
Stock options exercised	-	32,180	(32,180)	-	-	-
Net loss	-	-	-	-	(982,572)	(982,572)

Balance, December 31, 2004	34,052,039	7,446,962	156,461	692,671	(7,843,310)	$452,784

2005
Common shares issued for share subscriptions received	875,077	692,671	-	(692,671)	-	-
Stock-based compensation	-	-	64,359	-	-	64,359
Future income tax recovery	-	(63,804)	-	-	-	(63,804)
Net loss	-	-	-	-	(428,078)	(428,078)

Balance, December 31, 2005	34,927,116	$8,075,829	$220,820	$-	$(8,271,388)	$25,261

5

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

1. NATURE OF OPERATIONS

Pan American Gold Corporation (the "Company"), incorporated in Ontario, Canada, is a public company listed on the OTC Bulletin Board in the United States. On May 6, 2004 the Company changed its name from Tri-Lateral Venture Corporation to Pan American Gold Corporation.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties.

At December 31, 2005, the Company was in the process of exploring its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $428,078 for the year ended December 31, 2005 (2004: $982,572; 2003: $104,375), and had a deficit of $8,271,388 at December 31, 2005 (2004: $7,843,310) which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing, and generating revenues sufficient to cover its operating costs.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and are prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada. All significant inter-company transactions and balances have been eliminated upon consolidation.

Resource properties - The company accounts for resource properties in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property.

6

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Resource properties include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and, therefore, does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Environmental expenditures and land reclamation costs - The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future rehabilitation and site restoration costs. Both the likelihood of a new regulations and their overall effect upon the Company may vary from region to region and are not entirely predictable. The Company's policy is to meet, or if possible surpass, standards set by relevant legislation by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future rehabilitation and site restoration costs are considered minimal.

Investment in limited partnership - The Company accounts for its limited partnership investment using the cost basis of accounting, whereby the initial investment is recorded at cost and earnings are recorded only to the extent received or receivable. The Company annually reviews the carrying value of its limited partnership investment for any decline in fair value other than a temporary decline. If such a decline occurs, the carrying value of the limited partnership investment is written down to fair value.

Foreign currency translation - The accounts of the Company's non-Canadian subsidiary, which is considered to be dependent on the Company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the year. All exchange gains and losses are recognized currently in earnings.

7

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share - Basic loss per share is calculated using the weighted average number of common shares outstanding and the treasury stock method is used to calculate diluted earnings per share. For the years presented, this calculation proved to be anti-dilutive.

Stock-based compensation - The Company has a stock option plan which is described in Note 8. The Company follows the recommendations in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

Income taxes - Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs.

Flow-through shares - The Company follows the recommendations of Emerging Issues Committee - 146 ("EIC-146") of the Canadian Institute of Chartered Accountants with respect to flow-through shares. The application of EIC-146 requires the recognition of the foregone tax benefit of exploration expenditures renounced to shareholders. In accordance with these recommendations the carrying value of the shares issued is reduced by the tax effect of the benefits renounced to subscribers on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

Financial instruments - The Company's financial instruments consist of cash, other receivables, deposits, reclamation bond, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

8

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates include asset impairments, stock-based compensation, and future income tax amounts. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Asset retirement obligations - On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations." This standard requires liability recognition for retirement obligations associated with the Company's resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. This change in accounting policy has no effect on the Company's prior or current financial statements.

3. BUSINESS COMBINATION

On May 10, 2004, the Company acquired 100% of the outstanding shares of Pan American Gold Corporation, a Nevada company ("Pan American (Nevada)"), by issuing 3,370,000 shares.

Under Canadian generally accepted accounting principles, the cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used. Since the Company's common shares were thinly traded prior to the acquisition of Pan American (Nevada), the actual market value is not readily determinable. Therefore, the value of the shares issued on acquisition is based on the fair value of the net assets acquired. The fair value of Pan American (Nevada)'s net assets was $641,723.

The purchase price was allocated as follows:

Cash	$322,191
Other receivables	15,081
Resource properties	316,209
Other assets	10,574
Liabilities assumed	(22,332)
$641,723

9

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

4. INVESTMENT IN LIMITED PARTNERSHIP

The Company has an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry.

To acquire its limited partnership interest, the Company issued a promissory note for $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on the Company's interest in the limited partnership. Interest is payable annually on June 30. Under the terms of the promissory note, the Company’s share of partnership cash distributions will be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note.

Total interest incurred on the promissory note for the year was $137,057 (2004: $149,893).

5. RESOURCE PROPERTIES

	Lennie	Dorado and Nevada	Eskay Creek	Kinsley and Pinnacle	Total

Interest in claims:
Balance, beginning of year	$-	11,806	69,274	-	81,080
Additions	-	36,759	-	-	36,759
Written-off	-	(48,565)	-	-	(48,565)
Balance, end of year	-	-	69,274	-	69,274

Exploration expenditures:
Balance, beginning of year	12,775	1,313	233,041	-	247,129
Current expenditures:
Geophysics	-	-	3,309	12,203	15,512
Total current expenditures	-	-	3,309	12,203	15,512
Less: written-off	-	(1,313)	-	(12,203)	(13,516)
Balance, end of year	12,775	-	236,350	-	249,125
Balance, end of year	$12,775	-	305,624	-	318,399

10

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

5. RESOURCE PROPERTIES (continued)

Lennie Property, Ontario, Canada - Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty upon the commencement of production.

Dorado and Nevada Properties, Copiapo, Chile - Pursuant to a letter of intent dated July 22, 2004, the Company has the option to earn up to a 100% interest in 15 exploration and exploitation claims in Copiapo, Chile. In order to earn the interest, the Company was required to pay the optionor U.S.$125,000 by December 4, 2004, of which U.S.$9,000 had been paid by December 31, 2004. The claims are subject to a 2% net smelter return royalty, payable to the optionor, on all mineral production. These options were terminated during 2005.

Eskay Creek Property, British Columbia, Canada - Pursuant to an agreement dated January 16, 2004, the Company acquired a 75% interest in the Eskay Creek property, consisting of 75 mineral claims located in the Skeena and Laird mining divisions in British Columbia. Under the terms of the agreement, the Company is required to pay all costs incurred in exploring and developing the property until such time as a positive feasibility study has been received, after which the property will be developed with the vendor under a joint venture agreement. The claims are subject to a 2% net smelter return royalty, payable to the vendor, upon the commencement of production. This property was returned to the vendor in exchange for 800,000 shares being returned to treasury in the first quarter of 2006.

Kinsley and Pinnacle Properties, Nevada, U.S.A. - Pursuant to letter agreements dated December 8, 2003, the Company acquired a 60% interest in the Kinsley and Pinnacle properties, consisting of 205 claims in the Elko and Nye counties in Nevada. Under the terms of the agreements, the Company was required to make option payments of U.S.$1,050,000 through December 8, 2006 and pay all fees necessary to maintain the claims. The Company would have earned its interest after it had advanced the properties through bankable feasibility. Management has reviewed the results of the work done on the properties and has determined not to continue further exploration. Accordingly, the Company terminated the letter agreements and wrote off its Kinsley and Pinnacle in 2004.

6. LOANS PAYABLE

Loans payable are unsecured, non interest-bearing, and have no fixed terms of repayment.

11

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

7. SHARE CAPITAL

Preference shares - The Company has unlimited non-voting convertible redeemable non-cumulative 6% authorized preference shares without par value. As of December 31, 2005, there were no preference shares issued or outstanding.

Common shares - The Company has an unlimited number of authorized common shares without par value.

The issued common shares are as follows:

	2005		2004
	Number	Amount	Number	Amount

Balance, beginning of year	34,052,039	$7,446,962	4,359,339	$6,769,726
7-for-1 share split	-	-	26,156,034	-
Shares issued for:
Business combination (Note 3)	-	-	3,370,000	641,723
Exercise of options	-	-	166,666	35,513
Private placements	875,077	692,671	-	-
Future income tax recovery	-	(63,804)	-	-
Balance, end of year	34,927,116	$8,075,829	34,052,039	$7,446,962

Private placements – On April 26, 2005, the Company issued 225,302 flow-though units for proceeds of $187,000 and 229,242 units for proceeds of $190,271. Each flow-through unit consisted of one flow-through common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005.

On March 7, 2005, the Company issued 420,533 units for proceeds of $315,400. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until March 7, 2006.

Share subscriptions - As of December 31, 2004, the Company had received subscriptions of $692,671 in respect of common share private placements.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

7. SHARE CAPITAL (continued)

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance at December 31, 2004	Issued	(Exercised)	(Expired)	Balance at December 31, 2005	Expiry Date
$0.83	-	454,544	-	(454,544)	-	October 5, 2005
$0.83	-	420,533	-	-	420,533	March 7, 2006
	-	875,077	-	(454,544)	420,533

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Stock option plan - On October 29, 2004, the Company adopted a stock option plan applicable to key employees and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. As of December 31, 2005, 2,300,000 shares had been reserved for issuance. The exercise price for each option is determined by the Board of Directors and must be equal to or greater than the market value of the Company's common shares on the date of grant. The term of an option may not exceed ten years from the grant date. All options vest annually over four years.

Under the Company's previous stock option plan, 1,300,000 options were granted on May 7, 2004, vesting at various dates through April 6, 2005 and expiring May 7, 2009.

Changes in the Company's stock options for the years ended December 31, 2005 and 2004 are summarized below:

	2005		2004
	Options	Weighted Average Exercise Price	Options	Weighed Average Exercise Price

Outstanding, beginning of year	1,133,334	$0.02	-	$-
Granted	-	-	1,300,00)0	0.02
Exercised	-	-	(166,666	(0.02)
Outstanding, end of year	1,133,334	$0.02	1,133,334	$0.02

Subsequent to the year end, two Directors resigned and their options have been cancelled.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION
(continued)

Stock based compensation - The Company uses the Black-Scholes option valuation model to value stock options granted. The Black- Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

Risk free interest rate	3%
Expected dividend yield	0%
Expected stock price volatility	0%
Expected life of options	5 years

The grant-date fair value of options granted during the year ended December 31, 2005 was $0.21.

Total stock-based compensation for the year ended December 31, 2005 was $64,359 (2004: $186,641), recorded as consulting fees in the statement of operations.

9. NON-CASH TRANSACTIONS

During the year ended December 31, 2004, the Company issued 3,370,000 common shares for a business acquisition as described in Note 3, and acquired an interest in a limited partnership for $2,926,910 by issuing a promissory note for $2,926,910 as described in Note 4.

During the year ended December 31, 2003, the Company settled accounts payable of $261,043 and loans payable of $725,424 by issuing 986,467 common shares for $986,467.

10. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions, recorded at their exchange amounts, which is the amount agreed upon by the transacting parties on terms and conditions similar to non-related entities:

a)

During the year the Company incurred accounting fees of $Nil (2004: $Nil; 2003: $10,375), consulting fees of $210,504 (2004: $322,305; 2003: $30,000), interest expense of $Nil (2004: $Nil; 2003: $4,166) and rent of $Nil (2004: $1,500; 2003: $6,000) with directors and former directors.

b)	Accounts payable and accrued expenses includes $85,008 (2004: $ 993) owing to directors and former directors.

c)	Other receivables includes a retainer of $Nil (2004: $7,568) paid to a director for consulting fees.

d)	Loans payable includes $Nil (2004: $43,500) owing to a shareholder as described in Note 6.

e)	The corporate optionor of the Dorado and Nevada resource properties is controlled by a director.

f)

During the year ended December 31, 2003, the Company settled accounts payable to directors of $131,877 and promissory notes payable to a director of $314,583 by issuing 446,460 common shares for $446,460.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

11. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2005	2004	2003

Canadian statutory income tax rate	35.62%	35.62%	37.62%

	2005	2004	2003

Income tax recovery at statutory rate	$175,208	349,992	39,266
Effect on income taxes of:
Non-deductible stock compensation expense	(23,031)	(66,482)	-
Valuation allowance	(88,373)	(283,510)	(39,266)

Income tax recovery	$63,804	-	-

The Company has a capital loss of $500,000 which can be carried forward indefinitely to reduce future capital gains.

The Company also has Canadian Exploration Expenses of $779,575, Canadian Development Expenses of $33,385, and Foreign Exploration and Development Expenses of $13,118 available to offset future taxable income. These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

12. SEGMENTED INFORMATION

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

		2005	2004	2003

Net loss	Canada	$(288,569)	(338,170)	(104,375)
	United States of America	(139,509)	(644,402)	-

		$(428,078)	(982,572)	(104,375)

			2005	2004

Total assets	Canada		$3,250,702	3,415,454
	United States of America	-		-
	Chile		-	13,119

			$3,250,702	3,428,573

			2005	2004

Resource properties	Canada		$318,399	315,090
	Chile		-	13,119

			$318,399	328,209

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

13. SUBSEQUENT EVENTS

Disposition of Eskay Creek Property - On March 9, 2006, the Company signed a termination agreement and transferred its undivided 75% interest in and to certain mining claims situated in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia (the 'Property") to Matthew J. Mason (“Mason”). Pursuant to the Agreement, the Company assigned its interest in the Property to Mason in consideration for the return to treasury of 800,000 common shares in the capital of the Company.

Option of Mexican Silver Property – On March 15, 2006, the Company signed a Letter Agreement with Aztec Copper Inc. (“Aztec”). The Letter Agreement (the “Agreement”) confirms that Aztec has agreed to provide the Company with the option to earn an initial 70% interest (the “Initial Option”) in the La Reforma Property located in the Chihuahua State, Mexico. This Agreement also confirms that upon the Company having exercised the Initial Option, it shall have a further option to earn a 100% interest (the “Second Option”) in the Property on the terms and conditions referred to in the Agreement.

During the term of the Initial Option, the Company shall, in order to keep the Initial Option in good standing, make cash payments US$1,400,000, issue 2,500,000 common shares and complete Exploration Expenditures of not less than US $5,600,000 over the Initial Option period, according to the following table:

	Amount	Shares	Exploration
			Commitment
	(USD)		(USD)

45 days from signing	$250,000	150,000	$-
1st Anniversary	250,000	350,000	250,000
2nd Anniversary	300,000	500,000	750,000
3rd Anniversary	300,000	750,000	1,000,000
4th Anniversary	300,000	750,000	1,500,000
5th Anniversary	-	-	2,100,000

	$1,400,000	2,500,000	$5,600,000

Private placements - Common shares issued subsequent to year end under private placement agreements were as follows:

i)

On April 13, 2006, the Company completed a private placement of 1,000,000 units at US$0.50 per unit for proceeds of US$500,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for US$0.80 until March 7, 2007.

ii)

On March 22, 2006, the Company announced a private placement of up to 2,500,000 units at US$0.60 per unit for proceeds of US$1,500,000. Each unit will consist of one common share and one warrant entitling the holder to purchase one common share for US$0.90 until April 26, 2008.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("U.S. GAAP") as follows:

a)    Resource properties - Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, exploration costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

b)   Stock-based compensation - The United States Financial Accounting Standards Board ("FASB") has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As of December 31, 2005 no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

Under Canadian GAAP, the Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, the Company recognizes an expense for options granted on or after January 1, 2004. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant. On the exercise of stock options, share capital is credited for consideration received, and for fair value amounts previously credited to contributed surplus. The effect of the adoption of these recommendations is described in Notes 2 and 8.

c)    Comprehensive income - SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the year ended December 31, 2005 other comprehensive income includes foreign currency translation gains of $3,862 (2004: $56,504; 2003: $Nil).

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)   Recent pronouncements - In March 2006, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 156 (SFAS No. 156”). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In May 2005, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 154 (SFAS No. 154”). This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effect or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 153 ("SFAS No. 153"). This statement addresses the measurement of exchanges of non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" ("Opinion 29") is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, FASB issued a revision to SFAS No. 123R, "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in SFAS No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)   Reconciliation of Canadian and U.S. GAAP - The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets and the statements of cash flows are as follows:

Statements of Operations and Comprehensive Loss:

	Note	2005	2004	2003

Net loss as reported in accordance
with Canadian GAAP		$(428,078)	(982,572)	(104,375)
Adjustments:
Resource properties written-off	(a)	62,081	554,261	7,500
Stock-based compensation - net adjustment	(b)	1,026	2,974	-
Foreign exchange gain	(c)	(3,862)	(56,504)	-
Resource properties expensed	(a)	(52,271)	(869,696)	(7,619)

Net loss under U.S. GAAP		(421,104)	(1,351,537)	(104,494)

Comprehensive income:
Foreign currency translation	(c)	3,862	56,504	-

Total comprehensive loss under U.S. GAAP		$(417,242)	(1,295,033)	(104,494)

Net loss per share under U.S. GAAP		$(0.01)	(0.04)	(0.00)

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets:

	Note	2005	2004

Total assets under Canadian GAAP		$3,250,702	3,428,573
Adjustments to U.S. GAAP:
Resource properties expensed	(a)	(318,399)	(328,209)

Total assets under U.S. GAAP		$2,932,303	3,100,364

Total liabilities under Canadian GAAP		$3,225,441	2,975,789
Adjustment - to U.S. GAAP		-	-

Total liabilities under U.S. GAAP		3,225,441	2,975,789

Total shareholders' equity (deficiency) under Canadian GAAP		25,261	452,784
Adjustments to U.S. GAAP:
Resource properties expensed	(a)	(318,399)	(328,209)

Total shareholders' equity (deficiency) under U.S. GAAP		(293,138)	124,575

Total liabilities and shareholders' equity under U.S. GAAP		$2,932,303	3,100,364

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows:

	Note		2005	2004	2003

Cash used in operating activities as reported in
accordance with Canadian GAAP			$(94,699)	(321,802)	(53,444)
Adjustments to U.S. GAAP:
Resource properties written-off	(a)		62,081	554,261	7,500
Resource properties expensed	(a)		(52,271)	(869,696)	(7,619)

Cash used in operating activities under U.S. GAAP			(84,889)	(637,237)	(53,563)

Cash used in investing activities as reported in
accordance with Canadian GAAP			(16,157)	(285,464)	(7,619)
Adjustments to U.S. GAAP:
Resource properties expensed	(a)		52,271	869,696	7,619
Resource properties written-off	(a)		(62,081)	(554,261)	(7,500)

Cash used in investing activities under U.S. GAAP			(25,967)	29,971	(7,500)

Cash provided by financing activities as reported in
accordance with Canadian GAAP			29,990	689,096	50,408
Adjustment - to U.S. GAAP		-			-

Cash provided by financing activities under U.S. GAAP			$29,990	689,096	50,408

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

f)    Earnings per share reconciliation - Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2005	2004	2003

Numerator
Net loss under U.S. GAAP	$(421,104)	(1,351,537)	(104,494)

Denominator
Weighted average number of common shares outstanding	34,706,618	32,775,811	28,358,659

Basic and diluted net loss per share	$(0.01)	(0.04)	-

23

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

April 29, 2006

The following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2005 and 2004 should be read in conjunction with our audited consolidated financial statements and related notes. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts included in the following discussion are expressed in Canadian dollars.

Nature of Business

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. Our name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998, our name changed to Tri-Lateral Venture Corporation and, on May 6, 2004, our name was changed to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended.

Our common shares began trading on the OTC Bulletin Board on April 19, 2004. On May 6, 2004, the issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation in conjunction with the acquisition of Pan American Gold Corporation (Nevada) (“Pan American Nevada”). The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property prior to the acquisition of Pan American Nevada was the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario which we still own.

With the acquisition of the Nevada subsidiary we acquired four properties: Kinsley and Pinnacle located in Nevada, USA, Cactus in California, USA and Eskay Creek in British Columbia, Canada. During 2004, we conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

We do not have defined mineral resources or reserves on any of its exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

Overview of Operations

Disposition of Eskay Creek Property

On March 9, 2005, we entered into a termination agreement whereby we transferred our undivided 75% interest in and to certain mining claims situated in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia. Pursuant to this agreement, we assigned our interest in these properties to a shareholder of our company, Matt Mason, in consideration for the return to treasury of 800,000 of our common shares.

Option of Mexican Silver Property

In the first quarter of 2006, we commenced evaluation of the la Reforma property in Mexico and are not required to make any payments until that review is completed.

Private Placements

On April 13, 2006, we sold one million units at US$0.50 per unit. Each unit is comprised of one share and one warrant, with each warrant entitling the holder to acquire an additional share for US$0.80 for a period of one year from the date of issuance. Gross proceeds of the placement were US$500,000.00.

On March 22, 2006, we announced a private placement of up to 2.5 million units at US$0.60 per unit. Each unit will be comprised of one share and one warrant, with each warrant entitling the holder to acquire an additional share at an exercise price of US$0.90 per share for a period of two years from the date of issuance. We anticipate that the gross proceeds of the placement will be US$1,500,000. and that this placement will close in mid May, 2006.

Management Changes

We have recently completed a change in our management. Greg Burnett and Rick Bachman resigned as officers and directors and have been replaced by Steve Bajic. Mr Bajic has assumed the role of President on an interim basis and has been appointed as a director. In addition, Wicktor Musisal has been appointed as a director.

General Activities

During the fourth quarter, we have been pursuing additional financing. We made the difficult decision to drop our option on our Chile property and, subsequently after the fiscal year end, to dispose of the Eskay Creek property. Consequently, the Chile property was written off during the year. We had maintained the Eskay Creek property and have evaluated the previous season’s geophysical data, but did not have the resources to continue to explore the property and have concluded discussions with the original vendor of the property to divest the property.

We have maintained our Red Lake property and have had discussions with resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

Previous exploration activity focussed on our Nevada and California properties. The Cactus and Kinsley properties were drilled during 2004 and subsequently abandoned. The Pinnacle property was abandoned after the deadline for significant property payments lapsed. We elected not to make these payments after experiencing difficulty in obtaining the necessary permits.

We are and have been reviewing other business opportunities in the resource sector with a view to attracting additional financing and increasing shareholder value. In the first quarter of 2006, we commenced evaluation of the la Reforma property in Mexico.

Selected Annual Information

	2005	2004	2003
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(428,078)	(982,572)	(104,375)
Per share	$ (0.01)	$ (0.03)	$ (0.00)
Income (loss) after discontinued operations and extraordinary items
Total	(428,078)	(982,572)	(104,375)
Per share	$ (0.01)	$ (0.03)	$ (0.00)
Total Assets	3,250,702	3,428,573	17,474
Long Term Liabilities	3,134,515	2,923,968	Nil
Dividends	Nil	Nil	Nil

                In 2004, we conducted significant exploration activities until a shortage of available funds necessitated a reduction in activity in 2005 and to date. In 2002 and 2003, we were relatively inactive while we restructured our operations. During 2005, we continued to look for new properties and to secure financing. We were not successful in raising financing until early 2006. If the results of the due diligence on the La Reforma property are favourable then the funds raised and being raised will be used to advance that property.

Results of Operations

Due to low working capital, operations during the year ended December 31, 2005 have been limited to clearing up details of our Nevada operations, securing the return of reclamation bonds, a review of data from the geophysical survey of our Eskay Creek property and disposition thereof, and review of options to raise additional capital and acquire new resource opportunities.

At December 31, 2005, we had a working capital deficit of $85,533. We expect that we will require additional financing to provide adequate funds to carry out additional exploration activities on our properties, which, if not raised, could require curtailment of activities in the future.

Cash used in operations remained very close to last year decreasing fractionally to $228,385 for the year ended December 31, 2005 compared to $215,984 used in operations in the prior period.

General and administrative expenses declined from $521,412 in 2004 to $301,154 this year. Most of this decrease was due to reduced consulting fees which declined approximately $149,000 and legal fees from $71,742 to $24,613. These declines were due to the reductions in the later part of the year in activity levels due to cash shortages.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec 31	Sept 30	June 30,	March 31	Dec 31	Sept 30	June 30,	Mar 31
	2005	2005	2005	2005	2004	2004	2004	2004
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net loss	$(51,515)	$(160,796)	$(122,729)	$(92,858)	$(718,694)	$(225,529)	$(18,821)	$(19,528)
Per share	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.00)	$(0.00)
Per share, fully diluted	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.00)	$(0.00)

Liquidity

We have total assets of $3,250,702. Our primary assets are cash of $ 3,693 resource properties of $318,399 and the interest in the Limited Partnership of $2,926,910. We have no long-term liabilities other than a promissory note of $3,134,515 related to the partnership interest.

At September 30, 2005, we had a working capital deficit During the year ended December 31, 2005, we negotiated private placements, and these private placements were completed during the six months ended June 30,2005. Additional financing was not completed until March 2006 which hampered our ability to aggressively explore our properties and we continue to seek additional funding which we closed in early April, 2006 amounting to US$500,000. The next step which will be to close the US$1,500,000 2.5 million unit financing announced on March 22 2006.

It was management’s opinion that its cash reserves were not sufficient to meet our near term administrative overhead obligations and additional loan or equity financing was required. This led us to curtail activities until financing was obtained. Funds will be required to continue exploration and maintain our properties. The Eskay Creek Property had sufficient expenditure credits in order to maintain the property until at least November 2006 based on the difficulty in securing financing for Eskay Creek and the limited exploration season led us to dispose of its interest in Eskay Creek after the year end and seek new properties and raise additional financings (See Subsequent Events). This property would have required a significant level of expenditure in the summer of 2006 in order to maintain its interest and given the lack of significant results from exploration the disposition decision was made.

We have maintained our interest in the Ontario located Lennie property.

Activity for 2006 will focus on the La Reforma property assuming that the due diligence investigation is successful we are reviewing other potential acquisitions.

Capital Resources

We do not own any producing mineral properties. Capital required to operate must come from equity financings or from other sources such as joint venture partners.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which we are committed.

Transactions with Related Parties

	Year ended December 31,
	2005	2004
Rent expensed
Accounting fees expensed	-	$ 1,500
Consulting fees expensed	$ 210,504	$ 50,461

1. Includes non-cash stock-based compensation capitalized

Proposed Transactions

We have concluded negotiations with the original vendor of the Eskay Creek property with respect to selling this property back to the vendor. This was completed in the first quarter of 2006.

We are conducting due diligence on a Mexican silver property. See Subsequent Events for further details.

Critical Accounting Estimates

We have adopted depreciation policies, which, in the opinion of management, are reflective of the estimated useful lives and abandonment cost, if any, of our assets. We have not currently recorded any amounts in respect of abandonment, as none of these costs have been identified at present.

In addition, we are capitalizing costs related to the development and furtherance of development properties. The recovery of those costs will be dependant on our ability to discover and develop economic reserves and then develop the projects in an economic fashion. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes valuation model in calculating stock based compensation expenses. The model requires that estimates be made of volatility; interest rates and the ensuing results could vary significantly if changes are made in these assumptions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash, other receivables, deposits, reclamation bonds, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that our company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Fourth Quarter

The fourth quarter was relatively inactive as we sought financing and determined the courses of action that led to matters which have occurred since the year end . We incurred G&A in the quarter but did not incur any exploration expenses, these amount were less than in the prior year when exploration had been occurring at Eskay Creek and we were active determining options respecting the Chile property.

Outstanding Share Data

As of December 31, 2005, there were 34,927,116 fully paid and non-assessable common shares issued and outstanding in the capital of our company.

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

FORM 52-109F1

Certification of Annual Filings

I, Steve Bajic, President of Pan American Gold Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Sasamat Capital Corporation (the issuer) for the period ended December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 1, 2006

/s/ Steve Bajic

Steve Bajic, President

(Principal Executive Officer)

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FORM 52-109F1

Certification of Annual Filings

I, Michael Sweatman, Chief Financial Officer of Pan American Gold Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Sasamat Capital Corporation (the issuer) for the period ended December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 1, 2006

/s/ Michael Sweatman

Michael Sweatman, Chief Financial Officer

(Principal Financial Officer)

23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman

Michael Sweatman,

Director

Date: May 9, 2006

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